L'OREAL

L'OREAL
International Financial Information Department

07028588

5th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at November 30th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

The International Financial Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at November 30, 2007

Article L 233-8 of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers" (AMF):

Total number of shares	617,969,610
Actual number of voting rights (excluding treasury stock)	596,194,868
Theoretical number of voting rights (including treasury stock)	617,969,610

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

jcarof@dgaf.loreal.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.36.



L'OREAL
International Financial Information Department

5th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realeases regarding:

- L'Oréal's Participation in Sanofi-Aventis on November 14th, 2007
- L'Oréal signs agreement for acquisition of Turkish haircare products company Canan, on November 15th, 2007-12-05
- The Board of Directors, on November 30th, 2007

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Wednesday 14th November, 2007 05.53 pm

L'ORÉAL

News release

L'Oréal, the global cosmetics leader, announces its intention to sell approximately 1.8% of Sanofi-Aventis' share capital in a private placement through an accelerated bookbuilding with institutional investors. After closing of the placement, L'Oréal's stake in Sanofi-Aventis will be reduced to 8.7%.

This transaction is part of L'Oréal's strategy of flexibility vis-à-vis this stake in order to optimise its financing resources devoted to the financing of its development and strategic initiatives.

This press release must not be published, distributed or disseminated, directly or indirectly, in the United States, Australia, Canada, or Japan.

This press release and the information it contains do not constitute an offer to sell or subscribe or a solicitation of an order to buy or subscribe for securities in the United States or in any other country.

The distribution of this press release may be restricted by law in certain jurisdictions. Persons into whose possession this press release comes are required to inform themselves about and to observe such laws.

Securities may not be offered or sold in the United States unless they are registered or exempt from registration. L'Oréal does not intend to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about Sanofi-Aventis and its management.

This press release concerns a private placement to institutional investors and is not a public offer. No formalities will be undertaken by L'Oréal in connection with the placement, with a view to making a public offer in France or any foreign jurisdiction.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

---

Clichy, Wednesday 14th November, 2007 9.25 pm

L'ORÉAL

News release

L'Oréal, the global cosmetics leader, announces that it has just sold a stake of 1.8% in Sanofi-Aventis capital, representing approximately 25 million shares.

The offering was executed in a private placement through an accelerated bookbuilding and was priced at €60.5 per share.

This successful transaction was completed within a few hours and will yield proceeds of approximately €1.5 billion to L'Oréal.

Upon closing of the transaction, L'Oréal's stake in Sanofi-Aventis will be reduced to 8.7%.

This press release must not be published, distributed or disseminated, directly or indirectly, in the United States, Australia, Canada, or Japan.

This press release and the information it contains do not constitute an offer to sell or subscribe or a solicitation of an order to buy or subscribe for securities in the United States or in any other country.

The distribution of this press release may be restricted by law in certain jurisdictions. Persons into whose possession this press release comes are required to inform themselves about and to observe such laws.

Securities may not be offered or sold in the United States unless they are registered or exempt from registration. L'Oréal does not intend to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about Sanofi-Aventis and its management.

This press release concerns a private placement to institutional investors and is not a public offer. No formalities will be undertaken by L'Oréal in connection with the placement, with a view to making a public offer in France or any foreign jurisdiction.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

---

Clichy, 15th November 2007 8.15 am

News release

L'ORÉAL SIGNS AGREEMENT FOR ACQUISITION OF TURKISH HAIRCARE PRODUCTS COMPANY CANAN*

The L'Oréal group has signed an agreement to acquire 100% of the Turkish haircare products company Canan*.

Founded in 1981, Canan achieved sales of 26 million euros in 2006, mainly through its brand Ipek which is in 4th position in the mass-market haircare segment.

Ipek is very widely distributed throughout Turkey, both in mass-market and traditional retail outlets. Canan has a factory near Istanbul.

According to Patrick Rabain, President Consumer Products, "The Turkish cosmetics market is expanding strongly and has a very large growth potential. The acquisition of Canan will bolster our positions in haircare products, the largest segment in the market. With its commercial dynamism and its extensive presence in retailing channels, Canan will also accelerate the development of the Division's other brands."

Canan will be consolidated when the transaction will become final following the normal closing conditions and customary governmental review, including antitrust clearance. L'Oréal expects that the acquisition of Canan would be accretive as from 2009.

* This agreement concerns the following companies: Canan Kozmetik, Canan Pazarlama and Seda Plastik.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel : +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel : +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel : +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

Clichy, Friday 30th November, 2007 – 5.45 pm

L'ORÉAL

News release

BOARD OF DIRECTORS

Mr. Franck Riboud has informed L'Oréal's Board of Directors of his decision to end his tenure as Director.

The Board extended its thanks to Mr. Riboud for his contribution to its work, particularly in the field of strategic orientation.

During its meeting on Friday, November 30th 2007, the Board of Directors decided to co-opt as Director Mr Charles-Henri Filippi, Chairman of the Board HSBC France.

This appointment will be submitted for approval at the next Annual Shareholders' Meeting of L'Oréal.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and
Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

---

RECEIVED

2007 DEC 11 A 6:14

L'OREAL
International Financial Information Department

6th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from November 5th, 2007 to November 30th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 5th /11/2007 to the 9th /11/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
05/11/2007	50 000	90,42	4 520 950,00
06/11/2007	70 000	90,35	6 324 164,00
07/11/2007	123 000	89,83	11 049 065,40
08/11/2007	120 000	89,16	10 698 756,00
09/11/2007	150 000	88,99	13 348 500,00
Total	**513 000**		**45 941 435,40**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12th /11/2007 to the 16th /11/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
12/11/2007	80 000	87,18	6 974 000,00
16/11/2007	30 000	93,09	2 792 550,00
Total	**110 000**		**9 766 550,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http //www loreal-finance com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 19th /11/2007 to the 23rd /11/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
19/11/2007	70 000	93,72	6 560 631,00
20/11/2007	100 000	92,91	9 290 700,00
21/11/2007	30 000	92,50	2 775 015,00
22/11/2007	100 000	92,89	9 288 850,00
23/11/2007	100 000	93,69	9 368 600,00
Total	**400 000**		**37 283 796,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 26th /11/2007 to the 30th /11/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
26/11/2007	70 000	93,50	6 544 930,00
27/11/2007	100 000	92,01	9 201 100,00
28/11/2007	40 000	93,78	3 751 000,00
29/11/2007	60 000	93,84	5 630 460,00
30/11/2007	110 000	94,98	10 447 283,00
Total	**380 000**		**35 574 773,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



END